UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERNATIONAL GAME TECHNOLOGY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,
$0.00015625 par value per share	459902
(Title of Class of Securities)	(CUSIP Number of Class of Securities
Underlying Common Stock)

David D. Johnson

Executive Vice President, General Counsel and Secretary

International Game Technology

9295 Prototype Drive

Reno, Nevada  89521

(775) 448-7777

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Glen J. Hettinger

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas  75201-2784

(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$41,306,666.84	$2,304.91

*                                         Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 6,007,479 shares of the issuer’s common stock and have an aggregate value of $41,306,666.84 as of October 1, 2009, calculated based on a Black-Scholes option pricing model.

**                                  The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable

Form or Registration No.:	Not applicable

Filing party:	Not applicable

Date filed:	Not applicable

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

i

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet - Questions and Answers” in the Offer to Exchange Specified Stock Options for New Stock Options, dated October 5, 2009 (the “Offer to Exchange document”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)           Name and Address.

International Game Technology, a Nevada corporation (the “Company” or “IGT”), is the issuer of the securities subject to the exchange offer.  The Company’s principal executive offices are located 9295 Prototype Drive, Reno, Nevada 89521, and the telephone number at that address is (775) 448-7777.

(b)                                  Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding eligible options to purchase shares of the Company’s common stock, par value $0.00015625 per share for fewer new stock options at a lower exercise price (the “Exchange Offer”).  A stock option will be eligible for exchange and referred to herein as an “eligible option” if it has an exercise price per share equal to or greater than $28.00, which approximates the 52-week intraday high trading price of our common stock as reported by the NYSE (measured from the commencement date of the Exchange Offer), and was granted prior to October 1, 2008.  Eligible employees surrendering eligible options will receive in exchange “new stock options.”

The exchange program is open to all employees based in the U.S. who hold eligible options, except as described below.  To be eligible, an individual must be eligible to participate in the 2002 Stock Incentive Plan and must be employed on the date the Exchange Offer commences and must remain employed through the expiration date of the Exchange Offer.  The Exchange Offer will not be open to members of our board, our executive officers (including our named executive officers), other senior officers designated by our compensation committee, and employees based outside of the U.S.

The actual number of shares of common stock subject to the stock options to be exchanged in the Exchange Offer will depend on the number of shares of common stock subject to eligible options surrendered by the eligible employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange document and in the related accompanying election form, attached hereto as Exhibit (a)(1)(B).

As of September 18, 2009, the number of shareholders of record of our common stock was approximately 3,200 and the number of outstanding shares of our common stock was 296,568,608. On September 18, 2009, the closing price of our common stock as report on the NYSE was $21.83 per share.

The information set forth in the Offer to Exchange document under Summary Term Sheet — Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options, Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)                                  Trading Market and Price

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)                                  Name and Address.

The information set forth under Item 2(a) above and in the Offer to Exchange document under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.

ITEM 4. TERMS OF THE TRANSACTION.

(a)                                  Material Terms.

The information set forth in the Offer to Exchange document under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning IGT; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment is incorporated herein by reference.

(b)                                  Purchases

Members of the Company’s board of directors, executive officers (including our named executive officers) and other senior officers designated by our compensation committee are not eligible to participate in the Exchange Offer.  The information set forth in the Offer to Exchange document under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.  See also the 2002 Stock Incentive Plan attached hereto as Exhibit (d)(1).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)                                  Purpose of the Exchange Program.

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)                                  Use of Securities Acquired

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; New Stock Options; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)           Plans

Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                                  Source of Funds.

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)                                  Conditions.

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

(d)                                  Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)                                  Securities Ownership

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange document under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not Applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)                                  Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and the financial information contained in the Offer to Exchange document under The Exchange Offer: Section 9, Information Concerning IGT; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)                                  Pro Forma Information.

Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)                                  Agreements, Regulatory, Requirements and Legal Proceedings:

(1)                                  The information set forth in the Offer to Exchange document under Risk Factors and The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)                                  The information set forth in the Offer to Exchange document under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)                                  Not applicable.

(4)                                  Not applicable.

(5)                                  Not applicable.

(b)                                  Other Material Information.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Documents

(a)(1)(A)	Offer to Exchange Specified Stock Options for New Stock Options, dated October 5, 2009

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)

Form of Email Communication to Employees of the Company, dated August 12, 2009 (filed as Exhibit 99.2 on Schedule TO-C filed with the Securities and Exchange Commission on August 12, 2009 and incorporated herein by reference)

(a)(1)(E)

Press Release Announcing Shareholder Approval of the Stock Option Exchange Program, dated September 30, 2009 (filed as Exhibit 99.1 on Schedule TO-C filed with the Securities and Exchange Commission on October 1, 2009 and incorporated herein by reference)

(a)(1)(F)

Form of Communication to Employees of the Company Announcing Shareholder Approval of the Stock Option Exchange Program, dated October 1, 2009 (filed as Exhibit 99.1 on Schedule TO-C filed with the Securities and Exchange Commission on October 2, 2009 and incorporated herein by reference)

(a)(1)(G)	Form of Transmittal Email Communication to Eligible Employees of the Company Regarding Exchange Offer Documents, dated October 5, 2009

(a)(1)(H)	Form of Initial Communication to Eligible Employees of the Company Regarding the Stock Option Exchange Program Website

(a)(1)(I)	Form of Email Communication to Eligible Employees of the Company Participating in the Stock Option Exchange Program Confirming Receipt of Election Form

(a)(1)(J)	Form of Email Communication to Eligible Employees of the Company Confirming Receipt of Notice of Withdrawal

(a)(1)(K)	Form of Email Communication to Eligible Employees of the Company Rejecting the Election Form

(a)(1)(L)	Form of Email Communication to Eligible Employees of the Company Rejecting the Notice of Withdrawal

(a)(1)(M)	Form of Reminder Communication to Eligible Employees of the Company

(a)(1)(N)	Screen Shots of the Stock Option Exchange Program Website

(a)(1)(O)	Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (filed with the Securities and Exchange Commission on November 26, 2008 and incorporated herein by reference)

(a)(1)(P)	Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (filed with the Securities and Exchange Commission on February 12, 2009 and incorporated herein by reference)

(a)(1)(Q)

Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008 (filed with the Securities and Exchange Commission on February 17, 2009 and incorporated herein by reference)

(a)(1)(R)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 14, 2009 and incorporated herein by reference)

(a)(1)(S)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on August 13, 2009 and incorporated herein by reference)

(a)(1)(T)

Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on September 14, 2009 and incorporated herein by reference)

(a)(1)(U)	Definitive Proxy Statement on Schedule 14A for our special meeting of shareholders (filed with the Securities and Exchange Commission on August 21, 2009 and incorporated herein by reference)

(b)	Not applicable.

(d)(1)

International Game Technology 2002 Stock Incentive Plan, as amended June 4, 2009 (filed as Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2009 and incorporated herein by reference)

(d)(2)

The description of our common stock, incorporated by reference to our Registration Statements on Form 8-A, as amended for the purpose of updating such descriptions, filed with the Securities and Exchange Commission on April 27, 1982, April 11, 1988, January 18, 1991, April 23, 1991 and May 23, 1991 under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL GAME TECHNOLOGY

	By:	/s/ Ken Creighton
	Name:	Ken Creighton
	Title:	Vice President Corporate Law Department

Date: October 5, 2009

EXHIBIT INDEX

Exhibit No.	Documents

(a)(1)(A)	Offer to Exchange Specified Stock Options for New Stock Options, dated October 5, 2009

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)

Form of Email Communication to Employees of the Company, dated August 12, 2009 (filed as Exhibit 99.2 on Schedule TO-C filed with the Securities and Exchange Commission on August 12, 2009 and incorporated herein by reference)

(a)(1)(E)

Press Release Announcing Shareholder Approval of the Stock Option Exchange Program, dated September 30, 2009 (filed as Exhibit 99.1 on Schedule TO-C filed with the Securities and Exchange Commission on October 1, 2009 and incorporated herein by reference)

(a)(1)(F)

Form of Communication to Employees of the Company Announcing Shareholder Approval of the Stock Option Exchange Program, dated October 1, 2009 (filed as Exhibit 99.1 on Schedule TO-C filed with the Securities and Exchange Commission on October 2, 2009 and incorporated herein by reference)

(a)(1)(G)	Form of Transmittal Email Communication to Eligible Employees of the Company Regarding Exchange Offer Documents, dated October 5, 2009

(a)(1)(H)	Form of Initial Communication to Eligible Employees of the Company Regarding the Stock Option Exchange Program Website

(a)(1)(I)	Form of Email Communication to Eligible Employees of the Company Participating in the Stock Option Exchange Program Confirming Receipt of Election Form

(a)(1)(J)	Form of Email Communication to Eligible Employees of the Company Confirming Receipt of Notice of Withdrawal

(a)(1)(K)	Form of Email Communication to Eligible Employees of the Company Rejecting the Election Form

(a)(1)(L)	Form of Email Communication to Eligible Employees of the Company Rejecting the Notice of Withdrawal

(a)(1)(M)	Form of Reminder Communication to Eligible Employees of the Company

(a)(1)(N)	Screen Shots of the Stock Option Exchange Program Website

(a)(1)(O)	Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (filed with the Securities and Exchange Commission on November 26, 2008 and incorporated herein by reference)

(a)(1)(P)	Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (filed with the Securities and Exchange Commission on February 12, 2009 and incorporated herein by reference)

(a)(1)(Q)

Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008 (filed with the Securities and Exchange Commission on February 17, 2009 and incorporated herein by reference)

(a)(1)(R)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 14, 2009 and incorporated herein by reference)

(a)(1)(S)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on August 13, 2009 and incorporated herein by reference)

(a)(1)(T)

Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on September 14, 2009 and incorporated herein by reference)

(a)(1)(U)	Definitive Proxy Statement on Schedule 14A for our special meeting of shareholders (filed with the Securities and Exchange Commission on August 21, 2009 and incorporated herein by reference)

(b)	Not applicable.

(d)(1)

International Game Technology 2002 Stock Incentive Plan, as amended June 4, 2009 (filed as Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2009 and incorporated herein by reference)

(d)(2)

The description of our common stock, incorporated by reference to our Registration Statements on Form 8-A, as amended for the purpose of updating such descriptions, filed with the Securities and Exchange Commission on April 27, 1982, April 11, 1988, January 18, 1991, April 23, 1991 and May 23, 1991 under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

(g)	Not applicable.

(h)	Not applicable.